SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold - Golden Lines Ltd. Announces That It's Subsidiary, 012 Smile.Communications Ltd., HAS Published a Prospectus for the Listing of its Series a Debentures on the Tel Aviv Stock Exchange dated November 26, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold - Golden Lines Ltd. Announces That It's Subsidiary,
012 Smile.Communications Ltd., HAS Published a Prospectus for the Listing of its Series a Debentures on the Tel Aviv Stock Exchange

Monday November 26, 12:29 pm ET

PETACH TIKVA, Israel, November 26 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines Ltd. (NASDAQ: IGLD - News) announced that its 73.3% owned subsidiary, 012 Smile.Communications Ltd., has published on November, 21, 2007 a prospectus (the "Listing Prospectus") in Israel for the listing for trade of 012 Smile's outstanding Series A Debentures on the Tel Aviv Stock Exchange ("TASE"). The Series A Debentures, in an aggregate principal amount of approximately NIS 424,999,800, were issued by 012 Smile earlier this year to investors in Israel in several private placements.

The publication of the Listing Prospectus followed the approval by the Israel Securities Authority ("ISA") and by the TASE. The listing for trade on the TASE of A Debentures Notes will occur on November, 28, 2007.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to its 012 Smile subsidiary, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares and the shares of 012 Smile trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: November 26, 2007